                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*
                                (Amendment No. 4)

                          Liberty ALL*STAR Equity Fund
                                (Name of Issuer)

                          Shares of Beneficial Interest
                         (Title of Class of Securities)

                                    530158104
                                 (CUSIP Number)

                                    COPY TO:
                         Christopher C. Mansfield, Esq.
                    Senior Vice President and General Counsel
                        Liberty Mutual Insurance Company
                               175 Berkeley Street
                           Boston, Massachusetts 02117

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                                 Communications)

                                   May 6, 2003
            (Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------
Page 2 of 15 Pages                SCHEDULE 13D
------------------

--------------------------------------------------------------------------------

1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Liberty Mutual Insurance Company, IRS Identification No. 04-1543470
--------------------------------------------------------------------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)      X
                                                                 (b)     [ ]
--------------------------------------------------------------------------------

3.        SEC USE ONLY

--------------------------------------------------------------------------------

4.        SOURCE OF FUNDS

          Filing pertains to sale of shares. Original source of funds for purchases was WC.
--------------------------------------------------------------------------------

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
          PURSUANT TO ITEM 2(d) or 2(e)

--------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Commonwealth of Massachusetts
--------------------------------------------------------------------------------

NUMBER OF                  7.      SOLE VOTING POWER
SHARES                             Less than 5%.
BENEFICIALLY               -----------------------------------------------------
OWNED BY
EACH                       8.      SHARED VOTING POWER
REPORTING                          0
PERSON                     -----------------------------------------------------
WITH
                           9.      SOLE DISPOSITIVE POWER
                                   Less than 5%.
                           -----------------------------------------------------

                           10.     SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Less than 5%.
--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Less than 5%.
--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON

          IC
--------------------------------------------------------------------------------


                               Page 2 of 15 Pages

------------------
Page 3 of 15 Pages                SCHEDULE 13D
------------------

--------------------------------------------------------------------------------

1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Liberty Mutual Fire Insurance Company, IRS Identification
          No. 04-1924000
--------------------------------------------------------------------------------

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)      X
                                                                 (b)     [ ]
--------------------------------------------------------------------------------

3.        SEC USE ONLY

--------------------------------------------------------------------------------

4.        SOURCE OF FUNDS

          Filing pertains to sale of shares. Original source of funds for purchases was WC.
--------------------------------------------------------------------------------

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
          PURSUANT TO ITEM 2(d) or 2(e)

          N/A
--------------------------------------------------------------------------------

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

          Commonwealth of Massachusetts
--------------------------------------------------------------------------------

NUMBER OF                  7.      SOLE VOTING POWER
SHARES                             Less than 5%.
BENEFICIALLY               -----------------------------------------------------
OWNED BY
EACH                       8.      SHARED VOTING POWER
REPORTING                          0
PERSON                     -----------------------------------------------------
WITH
                           9.      SOLE DISPOSITIVE POWER
                                   Less than 5%.
                           -----------------------------------------------------

                           10.     SHARED DISPOSITIVE POWER
                                   0
--------------------------------------------------------------------------------

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Less than 5%.
--------------------------------------------------------------------------------

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES

--------------------------------------------------------------------------------

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          Less than 5%.
--------------------------------------------------------------------------------

14.       TYPE OF REPORTING PERSON

          IC
--------------------------------------------------------------------------------


                               Page 3 of 15 Pages

Item 1.  Security and Issuer.

         The class of equity security to which this statement relates is shares of Beneficial Interest of Liberty ALL-STAR Equity Fund (the "Issuer"), a Massachusetts business trust and closed-end investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"). The shares are listed on the New York Stock Exchange, the Midwest Stock Exchange, the Pacific Stock Exchange, the Philadelphia Stock Exchange and the Boston Stock Exchange.

Item 2.  Identity and Background.

         This statement is being filed on behalf of the following persons:

         Liberty Mutual Insurance Company ("Liberty Mutual"), a Massachusetts stock insurance company, 175 Berkeley Street, Boston, Massachusetts 02117. Liberty Mutual's principal business is property and casualty insurance.

         Liberty Mutual Fire Insurance Company ("Liberty Fire"), a Massachusetts stock insurance company, 175 Berkeley Street, Boston, Massachusetts 02117. Liberty Fire's principal business is property and casualty insurance.

         Liberty Mutual and Liberty Fire are affiliated by virtue of ownership by the same ultimate parent corporation, Liberty Mutual Holding Company Inc. Both Liberty Mutual and Liberty Fire are insurance companies as defined in section 3(a)(19) of the Securities Exchange Act of 1934 (the "1934 Act").

         In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the directors, executive officers and controlling persons of Liberty Mutual and Liberty Fire, each of whom is a United States citizen, required by Item 2 of Schedule 13D is listed on Schedule A hereto and is incorporated by reference herein.

         Within the last five years, neither Liberty Mutual nor Liberty Fire, nor to the best of their respective knowledge, any executive officer or director of Liberty Mutual or Liberty Fire, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         a). Liberty Mutual - not applicable as this filing is due to open market sales of the shares (original source of funds for initial purchases was WC).

         b). Liberty Fire - not applicable as this filing is due to open market sales of the shares (original source of funds for initial purchases was WC).

                               Page 4 of 15 Pages

Item 4.  Purpose of Transaction.


         On April 22, 2003, Liberty Mutual and Liberty Fire filed Amendment No. 3 to this Schedule 13D due to the sale of additional shares. At that time, Liberty Mutual and Liberty Fire indicated plans to continue selling shares until their aggregate holdings represented less than 5% of the Issuer's securities. Liberty Mutual has subsequently sold additional shares resulting in Liberty Mutual and Liberty Fire collectively holding less than 5% of the Issuer's securities.

Item 5.  Interest in Securities of the Issuer.


         (a) The Reporting Persons beneficially own an aggregate of less than 5% of the beneficial interest of the Issuer and less than 5% of the total shares issued and outstanding, as reflected in the most recently available filing with the Securities and Exchange Commission by the Issuer.

         Liberty Mutual beneficially owns less than 5% of the total issued and outstanding shares of beneficial interest of the Issuer.

         Liberty Fire beneficially owns less than 5% of the total issued and outstanding shares of beneficial interest of the Issuer.

         (b)(1) Liberty Mutual has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, less than 5% of the total issued and outstanding shares of beneficial interest of the Issuer. Liberty Mutual has no shared power to either vote or dispose of the shares.

         (b)(2) Liberty Fire has the sole power to vote or direct the vote, and the sole power to dispose of or to direct the disposition of, less than 5% of the total issued and outstanding shares of beneficial interest of the Issuer. Liberty Fire has no shared power to either vote or dispose of the shares.

         (c) See Schedule B attached hereto, and by reference incorporated herein, describing transactions in the shares of Issuer effected within the past sixty days by the Reporting Persons.

         (d) With respect to Liberty Mutual and Liberty Fire, to the best of their knowledge, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceedings from the sale of, such securities, where such interest relates to either more or less than five percent of the class.

         (e)    Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

         To the best of their respective knowledge, the Reporting Persons do not have any contracts, arrangements, understandings or relationship with any person with respect to the securities of the Issuer, regarding the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                               Page 5 of 15 Pages

Item 7.  Material to be Filed as Exhibits.


         Exhibit A.  Amended Schedule 13D Joint Filing Agreement dated
                     May 13, 2003

                               Page 6 of 15 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIBERTY MUTUAL INSURANCE COMPANY

By:       /s/ A. Alexander Fontanes
    -------------------------------------------------------------------
         A. Alexander Fontanes
         Senior Vice President and
         Chief Investment Officer


LIBERTY MUTUAL FIRE INSURANCE COMPANY

By:       /s/ A. Alexander Fontanes
    --------------------------------------------------------------------
         A. Alexander Fontanes
         Senior Vice President and
         Chief Investment Officer

         Dated this 13th day of May, 2003

                               Page 7 of 15 Pages

                                   SCHEDULE A

Controlling Persons

Liberty Mutual Insurance Company, a Massachusetts stock insurance company and Liberty Mutual Fire Insurance Company, a Massachusetts stock insurance company are indirect subsidiaries of Liberty Mutual Holding Company Inc., a Massachusetts mutual holding company. Liberty Mutual Holding Company Inc. is the ultimate controlling person of Liberty Mutual Insurance Company and Liberty Mutual Fire Insurance Company. Liberty Mutual Holding Company Inc. is a mutual holdings company wherein its members are entitled to vote at meetings of the company. No such member is entitled to cast 10% or more of the votes. Liberty Mutual Holding Company Inc. has issued no voting securities.

The officer and director information for Liberty Mutual Insurance Company, Liberty Mutual Fire Insurance Company and Liberty Mutual Holding Company Inc. is as follows:

                        Liberty Mutual Insurance Company
                        --------------------------------

                      c/o Liberty Mutual Insurance Company
                               175 Berkeley Street
                           Boston, Massachusetts 02117
                               Executive Officers

Edmund F. Kelly
Chairman of the Board,
President and
Chief Executive Officer
Citizenship: U.S.A.

J. Paul Condrin II
Executive Vice President
Citizenship: U.S.A.

Gary R. Gregg
Executive Vice President
Citizenship: U.S.A.

Roger L. Jean
Executive Vice President
Citizenship: U.S.A.

Thomas C. Ramey
Executive Vice President
Citizenship: U.S.A.

Dennis J. Langwell
Senior Vice President,
Chief Financial Officer and
Comptroller
Citizenship: U.S.A.

A. Alexander Fontanes
Senior Vice President and
Chief Investment Officer
Citizenship: U.S.A.

Christopher C. Mansfield
Senior Vice President and
General Counsel
Citizenship: U.S.A.

Helen E.R. Sayles
Senior Vice President
Citizenship: U.S.A.

Stephen G. Sullivan
Senior Vice President
Citizenship: U.S.A.

Dexter R. Legg
Vice President and Secretary
Citizenship: U.S.A.

Robert T. Muleski
Vice President and
Corporate Actuary
Citizenship: U.S.A.

Juliana M. Coyle
Vice President and Treasurer
Citizenship: U.S.A.

Judith M. Arnost
Assistant Treasurer
Citizenship: U.S.A.

Diane S. Bainton
Assistant Secretary
Citizenship: U.S.A.

                               Page 8 of 15 Pages

                        Liberty Mutual Insurance Company
                        --------------------------------

                      c/o Liberty Mutual Insurance Company
                               175 Berkeley Street
                           Boston, Massachusetts 02117

                                    Directors

J. Paul Condrin II
Executive Vice President
Citizenship: U.S.A.

Dennis J. Langwell
Senior Vice President,
Chief Financial Officer and
Comptroller
Citizenship: U.S.A.

A. Alexander Fontanes
Senior Vice President and
Chief Investment Officer
Citizenship: U.S.A.

Gary R. Gregg
Executive Vice President
Citizenship: U.S.A.

Edmund F. Kelly
Chairman of the Board,
President and
Chief Executive Officer
Citizenship: U.S.A.

Christopher C. Mansfield
Senior Vice President and
General Counsel
Citizenship: U.S.A.

Thomas C. Ramey
Executive Vice President
Citizenship: U.S.A.

Executive Officers and Directors of Ultimate Control Person

                               Page 9 of 15 Pages

                      Liberty Mutual Fire Insurance Company
                      -------------------------------------

                      c/o Liberty Mutual Insurance Company
                               175 Berkeley Street
                           Boston, Massachusetts 02117

                               Executive Officers

Edmund F. Kelly
Chairman of the Board,
President and
Chief Executive Officer
Citizenship: U.S.A.

J. Paul Condrin II
Executive Vice President
Citizenship: U.S.A.

Gary R. Gregg
Executive Vice President
Citizenship: U.S.A.

Roger L. Jean
Executive Vice President
Citizenship: U.S.A.

Thomas C. Ramey
Executive Vice President
Citizenship: U.S.A.

Dennis J. Langwell
Senior Vice President,
Chief Financial Officer and
Comptroller
Citizenship: U.S.A.

A. Alexander Fontanes
Senior Vice President and
Chief Investment Officer
Citizenship: U.S.A.

Christopher C. Mansfield
Senior Vice President
and General Counsel
Citizenship: U.S.A.

Helen E.R. Sayles
Senior Vice President
Citizenship: U.S.A.

Stephen G. Sullivan
Senior Vice President
Citizenship: U.S.A.

Dexter R. Legg
Vice President and Secretary
Citizenship: U.S.A.

Robert T. Muleski
Vice President and
Corporate Actuary
Citizenship: U.S.A.

Juliana M. Coyle
Vice President and Treasurer
Citizenship: U.S.A.

Judith M. Arnost
Assistant Treasurer
Citizenship: U.S.A.

Diane S. Bainton
Assistant Secretary
Citizenship: U.S.A.

                               Page 10 of 15 Pages

                      Liberty Mutual Fire Insurance Company
                      -------------------------------------

                      c/o Liberty Mutual Insurance Company
                               175 Berkeley Street
                           Boston, Massachusetts 02117

                                    Directors

J. Paul Condrin II
Executive Vice President
Citizenship: U.S.A.

Dennis J. Langwell
Senior Vice President,
Chief Financial Officer and
Comptroller
Citizenship: U.S.A.

A. Alexander Fontanes
Senior Vice President and
Chief Investment Officer
Citizenship: U.S.A.

Gary R. Gregg
Executive Vice President
Citizenship: U.S.A.

Edmund F. Kelly
Chairman of the Board,
President and
Chief Executive Officer
Citizenship: U.S.A.

Christopher C. Mansfield
Senior Vice President and
General Counsel
Citizenship: U.S.A.

Thomas C. Ramey
Executive Vice President
Citizenship: U.S.A.

Executive Officers and Directors of Ultimate Control Person

                               Page 11 of 15 Pages

                       Liberty Mutual Holding Company Inc.
                       -----------------------------------

                      c/o Liberty Mutual Insurance Company
                               175 Berkeley Street
                           Boston, Massachusetts 02117

                                    Officers

Edmund F. Kelly
Chairman of the Board,
President and
Chief Executive Officer
Citizenship: U.S.A.

J. Paul Condrin II
Executive Vice President
Citizenship: U.S.A.

Gary R. Gregg
Executive Vice President
Citizenship: U.S.A.

Roger L. Jean
Executive Vice President
Citizenship: U.S.A.

Thomas C. Ramey
Executive Vice President
Citizenship: U.S.A.

Dennis J. Langwell
Senior Vice President,
Chief Financial Officer and
Comptroller
Citizenship: U.S.A.

A. Alexander Fontanes
Senior Vice President and
Chief Investment Officer
Citizenship: U.S.A.

Christopher C. Mansfield
Senior Vice President and
General Counsel
Citizenship: U.S.A.

Helen E.R. Sayles
Senior Vice President
Citizenship: U.S.A.

Stephen G. Sullivan
Senior Vice President
Citizenship: U.S.A.

Dexter R. Legg
Vice President and Secretary
Citizenship: U.S.A.

Robert T. Muleski
Vice President and
Corporate Actuary
Citizenship: U.S.A.

Juliana M. Coyle
Vice President and Treasurer
Citizenship: U.S.A.

Judith M. Arnost
Assistant Treasurer
Citizenship: U.S.A.

Diane S. Bainton
Assistant Secretary
Citizenship: U.S.A.

                               Page 12 of 15 Pages

                       Liberty Mutual Holding Company Inc.
                       -----------------------------------

                                    Directors

Michael J. Babcock
Private Investor
c/o Liberty Mutual
Insurance Company
175 Berkeley Street
Boston, Massachusetts  02117
Citizenship: U.S.A.

Gary C. Butler
President and
Chief Operating Officer
c/o Automatic Data
Processing, Inc.
One ADP Boulevard
Roseland, New Jersey  07068-1728
Citizenship: U.S.A.

Charles I. Clough, Jr.
Chairman and
Chief Executive Officer
c/o Clough Capital Partners, LP
260 Franklin Street, Suite 1920
Boston, Massachusetts,  02110
Citizenship: U.S.A.

Gary L. Countryman
Chairman Emeritus
c/o Liberty Mutual
Insurance Company
175 Berkeley Street
Boston, Massachusetts  02117
Citizenship: U.S.A.

Paul J. Darling, II
President and
Chief Executive Officer
c/o Corey Steel Company
2800 South 61st Court
Cicero, Illinois  60804-3091
Citizenship: U.S.A.

Francis Albert Doyle, III
President and CEO
c/o Connell Ltd. Partnership
One International Place
31st Floor
Boston, MA 02110
Citizenship: U.S.A.

John P. Hamill
Chairman and
Chief Executive Officer
c/o Sovereign Bank
New England
75 State Street
Boston, Massachusetts  02109
Citizenship: U.S.A.

Marian L. Heard
President and
Chief Executive Officer
c/o United Way
of Massachusetts Bay
245 Summer Street, Suite 1401
Boston, Massachusetts  02210
Citizenship: U.S.A.

Edmund F. Kelly
Chairman, President and
Chief Executive Officer
c/o Liberty Mutual
Holding Company, Inc.
175 Berkeley Street
Boston, Massachusetts  02117
Citizenship: U.S.A.

Thomas J. May
Chairman, President and
Chief Executive Officer
c/o NSTAR
800 Boylston Street
Boston, Massachusetts  02199
Citizenship: U.S.A.

Stephen F. Page
Vice Chairman and
Chief Financial Officer
c/o United Technologies Corporation
United Technologies Building
1 Financial Plaza
Hartford, Connecticut  06101
Citizenship: U.S.A.

Dr. Kenneth L. Rose
Vice Chairman and
Chief Executive Officer
c/o Henkels & McCoy, Inc.
985 Jolly Road
Blue Bell, Pennsylvania  19422-0900
Citizenship: U.S.A.

Ellen A. Rudnick
Executive Director and Clinical
Professor, Entrepreneurship Program
c/o University of Chicago
Graduate School of Business
1101 East 58th Street
Chicago, Illinois  60637
Citizenship: U.S.A.

Glenn P. Strehle
Treasurer Emeritus
c/o Massachusetts Institute
of Technology
77 Massachusetts Avenue, Room 9-223
Cambridge, Massachusetts  02139-4307
Citizenship: U.S.A.

William C. Van Faasen
Chairman, President and
Chief Executive Officer
c/o Blue Cross and Blue Shield
of Massachusetts, Inc.
Landmark Center
401 Mark Drive
Boston, Massachusetts  02215-3326
Citizenship: U.S.A.

                               Page 13 of 15 Pages

                                   SCHEDULE B

                       Liberty All-Star Equity Fund Sales

During the past sixty days, Liberty Mutual affected the following open market sales of the Issuer's securities:

Sales Represent Shares Reported in Amendment No. 3

    Trade Date            No. of Shares               Price         Commission             SEC Fee           Proceeds
     3/17/2003                   25,000            $ 6.6640         $ 1,500.00             $  5.02      $  165,094.98
     3/18/2003                  150,000            $ 6.9015         $ 9,000.00             $ 31.17      $1,026,193.83
     3/19/2003                   50,000            $ 6.8500         $ 3,000.00             $ 10.31      $  339,489.69
     3/20/2003                   70,700            $ 6.8123         $ 4,242.00             $ 14.50      $  477,373.11
     3/25/2003                   50,000            $ 6.8921         $ 3,000.00             $  8.69      $  341,596.31
     3/26/2003                   18,200            $ 6.8274         $ 1,092.00             $  3.14      $  123,163.54
     3/27/2003                   19,400            $ 6.8341         $ 1,164.00             $  3.35      $  131,414.19
     3/28/2003                   19,800            $ 6.7864         $ 1,188.00             $  3.39      $  133,179.33
      4/1/2003                   24,300            $ 6.7800         $ 1,458.00             $  7.72      $  163,288.28
      4/2/2003                   98,400            $ 6.9126         $ 5,904.00             $ 31.84      $  674,264.00
      4/3/2003                   26,700            $ 6.9721         $ 1,602.00             $  8.72      $  184,544.35
      4/4/2003                    8,600            $ 6.9500         $   516.00             $  2.80      $   59,251.20
      4/7/2003                   30,000            $ 7.0692         $ 1,800.00             $  9.93      $  210,266.07
      4/8/2003                   34,900            $ 6.9662         $ 1,745.00             $ 11.38      $  241,364.00
      4/9/2003                   36,000            $ 6.9583         $ 1,800.00             $ 11.73      $  248,687.07
     4/14/2003                   37,500            $ 7.0074         $ 1,875.00             $ 12.30      $  260,890.54
     4/15/2003                   50,000            $ 7.0322         $ 2,500.00             $ 16.46      $  349,093.54

      Subtotal                  749,500
                                -------

Sales Representing Shares Since Filing of Amendment No. 3

     4/16/2003                   20,400            $ 7.0538         $ 1,020.00             $  6.74      $  142,870.78
     4/17/2003                   50,000            $ 7.0601         $ 2,500.00             $ 16.53      $  350,488.47
     4/28/2003                   80,000            $ 7.3004         $ 4,000.00             $ 27.34      $  580,004.66
     4/29/2003                   46,900            $ 7.3107         $ 2,345.00             $ 16.05      $  340,510.78
     4/30/2003                   50,000            $ 7.3150         $ 2,500.00             $ 17.12      $  363,232.88
      5/1/2003                   65,200            $ 7.2992         $ 3,260.00             $ 22.28      $  472,625.56
      5/2/2003                   50,000            $ 7.3355         $ 2,500.00             $ 17.17      $  364,257.83
      5/5/2003                   50,000            $ 7.4621         $ 2,500.00             $ 17.47      $  370,587.53
      5/6/2003                   90,000            $ 7.5505         $ 4,500.00             $ 31.81      $  675,013.19
      5/7/2003                   50,000            $ 7.5359         $ 2,500.00             $ 17.64      $  374,277.36
      5/8/2003                   48,800            $ 7.4802         $ 2,440.00             $ 17.09      $  362,576.67
      5/9/2003                   50,000            $ 7.5460         $ 2,500.00             $ 17.66      $  374,782.34
     5/12/2003                  100,000            $ 7.6995         $ 5,000.00             $ 36.04      $  764,913.96

      Subtotal                  751,300
                                -------

       Total                  1,500,800

                               Page 14 of 15 Pages

                                    EXHIBIT A


                       Schedule 13D Joint Filing Agreement

          Each of Liberty Mutual Insurance Company and Liberty Mutual Fire Insurance Company hereby agree that the amended Schedule 13D filed herewith, and amendments which may be filed thereto, pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the regulations thereunder, relating to the sale of shares of beneficial interest of Liberty ALL*STAR Equity Fund, shall be filed jointly on behalf of each Company.

Dated this 13th day of May, 2003

LIBERTY MUTUAL INSURANCE COMPANY

By:      /s/ A. Alexander Fontanes
    -------------------------------------------------------------------
         A. Alexander Fontanes
         Senior Vice President and
         Chief Investment Officer


LIBERTY MUTUAL FIRE INSURANCE COMPANY

By:      /s/ A. Alexander Fontanes
    ------------------------------------------------------
         A. Alexander Fontanes
         Senior Vice President and
         Chief Investment Officer

                               Page 15 of 15 Pages